Exhibit 99.2

ELBIT IMAGING ANNOUNCES SUSPENSION OF TRADING OF ITS ORDINARY SHARES ON NASDAQ

Tel Aviv, Israel, February 7, 2019, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that it received a letter, dated February 7, 2019, from the Nasdaq Hearings Panel (the “Panel”) of The NASDAQ Stock Market (“Nasdaq”) informing the Company that the Panel has determined to delist the Company’s ordinary shares from the Nasdaq and will suspend trading in the shares effective at the open of business on February 11, 2019.

As previously announced, Nasdaq had previously informed the Company that it did not meet Nasdaq Listing Rule 5450(b)(3)(C) (under which the Company must maintain a minimum market value of its publicly held shares of $15,000,000 for 30 consecutive business days), and that the Company would be subject to delisting if such requirements were not met within a certain time period. The Company requested a hearing, which was held on January 31, 2019, at which the Company presented a plan of compliance and requested a further extension of time, but the Panel determined not to accept the Company's request.

Nasdaq has informed the Company that it will file a Form 25 (Notification of Removal from Listing) with the Securities and Exchange Commission (the “SEC”) after applicable appeal periods have lapsed to notify the SEC of the delisting of the Company's ordinary shares.

The Company’s ordinary shares will continue to be listed on the Tel Aviv Stock Exchange. The Company expects that its ordinary shares will be quoted on the OTC Markets.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; and (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com